Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-266332
November 8, 2023

PepsiCo, Inc.
Floating Rate Notes due 2024
5.250% Senior Notes due 2025
5.125% Senior Notes due 2026

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	November 8, 2023
Settlement Date (T+2):	November 10, 2023
Title of Securities:	Floating Rate Notes due 2024	5.250% Senior Notes due 2025	5.125% Senior Notes due 2026
Aggregate Principal Amount Offered:	$1,000,000,000	$800,000,000	$700,000,000
Maturity Date:	November 12, 2024	November 10, 2025	November 10, 2026
Interest Payment Dates:	Quarterly in arrears on February 12, 2024, May 12, 2024, August 12, 2024 and November 12, 2024	Semi-annually on each May 10 and November 10, commencing May 10, 2024	Semi-annually on each May 10 and November 10, commencing May 10, 2024
Benchmark Treasury:	—	5.000% due October 31, 2025	4.625% due October 15, 2026
Benchmark Treasury Yield:	—	4.936%	4.705%
Spread to Treasury:	—	+35 basis points	+43 basis points
Re-offer Yield:	—	5.286%	5.135%
Coupon:	Compounded SOFR plus 0.400%. The interest rate on the Floating Rate Notes due 2024 will in no event be lower than zero	5.250%	5.125%
Floating Rate Interest Calculation:	The amount of interest accrued and payable on the Floating Rate Notes due 2024 for each interest period will be calculated by the calculation agent and will be equal to the product of (i) the outstanding principal amount of the Floating Rate Notes due 2024 multiplied by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in the relevant Observation Period divided by 360. See “Description of Notes—Floating Rate Notes—Compounded SOFR” in the prospectus supplement	—	—

Compounded SOFR:	A compounded average of the daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index for each quarterly interest period in accordance with the specific formula described under “Description of Notes—Floating Rate Notes—Compounded SOFR” in the prospectus supplement	—	—
Price to Public:	100.000%	99.933%	99.973%
Optional Redemption:	—	Prior to November 10, 2025, make-whole call at Treasury Rate plus 10 basis points	Prior to October 10, 2026, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after October 10, 2026
Net Proceeds to PepsiCo (Before Expenses):	$999,250,000	$798,264,000	$698,236,000
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	Actual/360	30/360	30/360
CUSIP / ISIN:	713448 FU7 / US713448FU72	713448 FV5 / US713448FV55	713448 FW3 / US713448FW39
Minimum Denomination:	$2,000 and integral multiples of $1,000
Book-Running Manager:	BofA Securities, Inc.
Co-Managers:	AmeriVet Securities, Inc. Blaylock Van, LLC Drexel Hamilton, LLC Loop Capital Markets LLC MFR Securities, Inc. Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com.

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